UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, March 01, 2010 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 4Q09 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 4Q08, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 4Q09 NET INCOME OF R$ 425 MILLION

Indicators (R$ Million)	4Q09	4Q08	Var.	2009	2008	Var.
Sales within the Concession Area - GWh	12,652	12,484	1.3%	48,568	49,033	-0.9%
Captive Market	9,871	9,661	2.2%	37,821	37,323	1.3%
TUSD	2,781	2,823	-1.5%	10,747	11,710	-8.2%
Sales in the Free Market - GWh	2,717	2,335	16.4%	10,243	8,904	15.0%
Gross Operating Revenue	4,095	3,730	9.8%	15,693	14,372	9.2%
Net Operating Revenue	2,840	2,517	12.8%	10,566	9,682	9.1%
EBITDA	746	700	6.7%	2,765	2,808	-1.5%
EBITDA Margin	26.3%	27.8%	-5.4%	26.2%	29.0%	-2.8%
Net Income	425	340	25.1%	1,286	1,276	0.8%
Net Income per Share - R$	0.89	0.71	25.1%	2.68	2.66	0.8%
Investments	465	373	24.6%	1,327	1,178	12.7%

Note: EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions.

4Q09 HIGHLIGHTS

• Increases of 2.2% in energy sales to the captive market, of 1.3% in sales within the concession area and of 16.4% in sales in the free market;
• Gross operating revenue of R$ 4.1 billion in 4Q09 and of R$ 15.7 billion in 2009, representing increases of 9.8% and 9.2%, respectively;
• Release of the Annual Tariff Increases for CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa (effective as of February 3, 2010);
• CPFL Energia’s shares were maintained in the following indexes:
     • ISE (the BM&FBOVESPA’s Corporate Sustainability Index) - for the 5th consecutive year;
     • IBOVESPA (BM&FBOVESPA) and MSCI (Morgan Stanley Capital International) – since 2007.

Conference Call with Simultaneous Translation into English		Investor Relations
(Bilingual Q&A)		Department
•	Tuesday, March 02, 2010 – 11:00 am (Brasília), 9:00 am (EST)
55-19-3756-6083
	Portuguese: 55-11-4688-6361 (Brazil)	ri@cpfl.com.br
www.cpfl.com.br/ir
English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)

•	Webcast: www.cpfl.com.br/ir

4Q09 Results | March 01, 2010

INDEX

1) ENERGY SALES	3
1.1) Sales within the Distributors’ Concession Area	3
1.1.1) Sales to the Captive Market	3
1.1.2) Sales by Class – Concession Area	4
1.1.3) TUSD by Distributor	4
1.2) Sales to the Free Market	4

2) ECONOMIC-FINANCIAL PERFORMANCE	5
2.1) Operating Revenue	5
2.2) Cost of Electric Power	5
2.3) Operacting Costs and Expenses	6
2.4) EBITDA	6
2.5) Financial Result	7
2.6) Net Income	7

3) DEBT	8
3.1) Financial Debt (Including Hedge)	8
3.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	9
3.3) Adjusted Net Debt	10

4) INVESTMENTS	11

5) CASH FLOW	12

6) DIVIDENDS	13

7) STOCK MARKET	14
7.1) Share Performance	14
7.2) Average Daily Volume	14
7.3) Ratings	15

8) CORPORATE GOVERNANCE	15

9) SHAREHOLDERS STRUCTURE	16

10) PERFORMANCE OF THE BUSINESS SEGMENTS	17
10.1) Distribution Segment	17
10.1.1) Economic-Financial Performance	17
10.1.2) Tariff Adjustment	20
10.2) Commercialization and Services Segment	21
10.3) Generation Segment	22
10.3.1) Economic-Financial Performance	22
10.3.2) Status of Generation Projects	23

11) ATTACHMENTS	25
11.1) Statement of Assets – CPFL Energia	25
11.2) Statement of Liabilities – CPFL Energia	26
11.3) Income Statement – CPFL Energia	27
11.4) Income Statement – Consolidated Generation Segment	28
11.5) Income Statement – Consolidated Distribution Segment	29
11.6) Economic-Financial Performance – Distributors	30
11.7) Sales to the Captive Market by Distributor (in GWh)	32

1) ENERGY SALES

1.1) Sales within the Distributors’ Concession Area

In 4Q08, sales within the concession area, achieved by the distribution segment, totaled 12,652 GWh, an increase of 1.3% .

Sales within the Concession Area - GWh

	4Q09	4Q08	Var.	2009	2008	Var.
Captive Market	9,871	9,661	2.2%	37,821	37,323	1.3%
TUSD	2,781	2,823	-1.5%	10,747	11,710	-8.2%

Total	12,652	12,484	1.3%	48,568	49,033	-0.9%

Sales to the captive market increased 2.2% to 9,871 GWh.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), fell by 1.5% to 2,781 GWh, better than the results reported in preceding quarters (-14.7% in 1Q09, -12.1% in 2Q09 and -4.6% in 3Q09).

São Paulo State Treasury Department Ruling CAT 97 of 05/27/09

Worthy of note is that the quarter was negatively affected by a change in the invoicing dates of certain free customers of CPFL Paulista and CPFL Piratininga, resulting in a reduction in the number of days metered, in compliance with São Paulo State Treasury Department ruling CAT 97 of 05/27/09, which altered the rules for ICMS tax payments for these companies. This alteration, however, does not result in any change at the Operating Revenue level due to the classification as “not invoiced”. Including the volume of energy delivered for the days not invoiced, the volume of energy delivered (TUSD) would have increased 6.7% in 4T09 and the percentage increase in sales within the concession area would have been higher (3.2%) .

1.1.1) Sales to the Captive Market

Captive Market - GWh

	4Q09	4Q08	Var.	2009	2008	Var.
Residential	3,165	2,996	5.7%	12,346	11,649	6.0%
Industrial	3,032	3,051	-0.6%	11,334	11,931	-5.0%
Commercial	1,925	1,815	6.1%	7,215	6,853	5.3%
Others	1,749	1,800	-2.8%	6,926	6,890	0.5%

Total	9,871	9,661	2.2%	37,821	37,323	1.3%

Note: The captive market sales by distributor tables are attached to this report in item 11.7.

In the captive market, emphasis is given to the growth of the residential and commercial classes, which jointly accounted for 51.6% of total consumption by the distributors’ captive consumers:

• Residential and commercial classes: up by 5.7% and 6.1%, respectively. Higher temperatures than in 4T08 and the accumulated effects of economic growth (rising income levels, greater access to credit and higher sales of appliances and other consumer durables) over recent years resulted in sustained high consumption on the part of these classes in 4T09.

• Industrial class: down by 0.6%, due to the international financial crisis and its impacts over the industrial activity, chiefly concerning exports and production of capital goods (investments). However, the percentage reduction in 4Q09 was less than reported in 1Q09 (-7.9%), 2Q09 (-7.0%) and 3Q09 (-4.8%) .

1.1.2) Sales by Class – Concession Area

1.1.3) TUSD by Distributor

TUSD by Distributor (GWh)

	4Q09	4Q08	Var.	2009	2008	Var.
CPFL Paulista	1,343	1,375	-2.3%	5,290	5,743	-7.9%
CPFL Piratininga	1,161	1,199	-3.2%	4,465	4,924	-9.3%
RGE	233	207	12.3%	830	884	-6.2%
CPFL Santa Cruz	5	6	-10.9%	22	21	6.7%
CPFL Jaguari	21	19	14.1%	76	68	12.2%
CPFL Mococa	-	-	0.0%	-	-	0.0%
CPFL Leste Paulista	-	-	0.0%	-	-	0.0%
CPFL Sul Paulista	17	17	0.9%	64	69	-7.7%

Total	2,781	2,823	-1.5%	10,747	11,710	-8.2%

1.2) Sales to the Free Market

Free Market - GWh

	4Q09	4Q08	Var.	2009	2008	Var.
Total	2,717	2,335	16.4%	10,243	8,904	15.0%

Sales to the free market moved up by 16.4% to 2,717 GWh, mainly due to the increase in sales through bilateral contracts, excluding related parties.

2) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)

	4Q09	4Q08	Var.	2009	2008	Var.
Gross Operating Revenues	4,095,078	3,730,037	9.8%	15,693,148	14,371,913	9.2%
Net Operating Revenues	2,839,635	2,517,482	12.8%	10,565,982	9,681,866	9.1%
Cost of Electric Power	(1,735,191)	(1,490,474)	16.4%	(6,531,022)	(5,667,518)	15.2%
Operating Costs & Expenses	(497,130)	(444,102)	11.9%	(1,833,641)	(1,678,328)	9.3%
EBIT	607,314	582,906	4.2%	2,201,319	2,336,020	-5.8%

EBITDA	746,307	699,569	6.7%	2,765,429	2,807,765	-1.5%

Financial Income (Expense)	(87,329)	(126,027)	-30.7%	(316,795)	(414,321)	-23.5%
Income Before Taxes	519,985	456,879	13.8%	1,884,524	1,921,699	-1.9%

NET INCOME	425,125	339,884	25.1%	1,286,470	1,275,692	0.8%

EPS - R$	0.89	0.71	25.1%	2.68	2.66	0.8%

2.1) Operating Revenue

Gross operating revenue in 4Q09 rose by 9.8% (R$ 365 million) to R$ 4,095 million, while net operating revenue increased by 12.8% (R$ 322 million) to R$ 2,840 million.

The increase in operating revenue was due to:

• The distributors’ tariff adjustments:

• CPFL Piratininga (+16.54%), effective as of October 23, 2008;
• CPFL Santa Cruz (+24.09%), CPFL Leste Paulista (+12.94%), CPFL Jaguari (+11.36%), CPFL Sul Paulista (+11.64%) and CPFL Mococa (+11.18%), effective as of February 3, 2009;
• CPFL Paulista (+21.22%), effective as of April 8, 2009;
• RGE (+18.95%), effective as of April 19, 2009.

• The 2.2% increase in energy sales to the captive market;

• The 4.3% increase (R$ 12 million) in electric power supply revenue, mainly due to the 27.3% increase in energy sales volume, due to the performance of the commercialization segment.

The increase in operating revenue was partially offset by:

• Reduction of 29.1% (R$ 84 million) in TUSD revenue chiefly due to the non-recurring effect regarding the transfer of amounts related to the CUSDg (R$ 110 million). This operation affected “operating revenue” and “financial revenue”, offsetting the “cost of electric power” and “financial expense”, generating a positive impact of R$ 11 million in the 4Q08 result.

In 2009, gross operating revenue was R$ 15,693 million, representing growth of 9.2% (R$ 1.321 million). Net operating revenue reached R$ 10,566 million, equivalent to growth of 9.1% (R$ 884 million).

2.2) Cost of Electric Power

The cost of electric power, comprising the purchase of electric power for resale and charges for the use of the distribution and transmission systems, increased by 16.4% (R$ 245 million) to R$ 1,735 million in 4Q09:

• The cost of electric power purchased for resale in 4Q09 rose by 20.4% (R$ 241 million) to R$ 1,426 million. The main factors behind this variation were:

(i) The Regulatory Assets and Liabilities item, which recorded a R$ 210 million increase in expenses, from a revenue of R$ 22 million in 4Q08 to an expense of R$ 189 million in 4Q09;

(ii) A 2.2% (R$ 29 million) increase in the cost of energy purchased in the regulated and free markets.

• Charges for the use of the distribution and transmission systems moved up by 1.1% (R$ 3 million) to R$ 309 million in 4Q09, mainly as a result of the following factors:

(i) The Regulatory Assets and Liabilities item, which recorded a R$ 89 million increase in expenses, from a revenue of R$ 32 million in 4Q08 to an expense of R$ 57 million in 4Q09;

(ii) The increase in basic network usage charges (R$ 38 million);

(iii) The reduction in PIS and COFINS credits on charges (R$ 2 million);

(iv) An upturn in charges for the use of the distribution system (R$ 1 million).

Partially offsetting:

(i) Transfer of the non-recurring amounts related to the CUSDg (R$ 98 million). This operation affected “operating revenue” and “financial revenue”, offsetting the “cost of electric power” and the “financial expense”, generating a positive impact of R$ 11 million in the 4Q08 result;

(ii) The reduction in system service usage charges (R$ 29 million).

2.3) Operacting Costs and Expenses

Operating costs and expenses moved up by 11.9% (R$ 53 million) in 4Q09, reaching R$ 497 million, due to:

• The Private Pension Fund item, which recorded a R$ 22 million increase in expenses, from revenue of R$ 21 million in 4Q08 to an expense of R$ 1 million in 4Q09, due to the expected estimated impact of CVM Deliberation 371/00 on actuarial assets and liabilities, as defined in the Actuarial Report;

• The PMSO item, which reached R$ 352 million in 4Q09, an increase of 8.3% (R$ 27 million), due to, among other factors, the non-recurring increase related to the liability complement of Free Energy – ANEEL Resolution 387/2009 (R$ 17 million) and the additional of operating costs/expenses of 14 de Julho Hydroelectric Facility (R$ 1 million);

Excluding these effects, 4Q09 PMSO would have totaled R$ 334 million, an upturn of 2.7% (R$ 9 million), due to, among other factors, the other operating costs/expenses, which recorded an upturn of 11.7% (R$ 8 million), mainly because of CPFL Paulista’s provisions for doubtful debts, which generated an increase in the subsidiary’s expenses (R$ 10 million).

• The Depreciation and Amortization item, which reached R$ 98 million in 4Q09, an increase of 5.9% (R$ 5 million), due to, among other factors, the upturn related to the operational start-up of the 14 de Julho Hydroelectric Facility (R$ 2 million).

2.4) EBITDA

Based on the factors described, CPFL Energia’s 4Q09 EBITDA rose by 6.7% (R$ 47 million) to R$ 746 million.

In 2009, EBITDA was R$ 2,765 million, a reduction of 1.5% (R$ 42 million).

2.5) Financial Result

The 4Q09 financial result was a net expense of R$ 87 million, 30.7% (R$ 39 million) lower than the R$ 126 million recorded in 4Q08, thanks to:

• Financial Revenues: decrease of 26.4% (R$ 36 million), from R$ 138 million in 4Q08 to R$ 101 million in 4Q09, due to the following factors:

• Reduction in Monetary and Foreign Exchange Updates (R$ 32 million), mainly due to (i) a foreign exchange devaluation, mainly in CPFL Paulista, in the amount of R$ 17 million, and (ii) the non-recurring effect related to the CUSDg (R$ 18 million);
• Reduction in CVA and Parcel “A” Remuneration (R$ 10 million), due to the decrease in balances and in SELIC interest rate.

Partially offsetting:

• Increase of R$ 6 million regarding the adhesion to the REFIS IV – amnesty of PIS and COFINS contingence interest.

• Financial Expenses: decrease of 28.6% (R$ 75 million), from R$ 264 million in 4Q08 to R$ 188 million in 4Q09, primarily caused by the following factors:

• Reduction in Debt Charges (R$ 31 million), mainly due to the decrease in CDI interbank rate;
• Reduction in Monetary and Foreign Exchange Updates (R$ 50 million), mainly due to (i) Enercan’s debts with the IDB and the BNDES (R$ 26 million), indexed to the dollar and a currency basket, respectively, which moved down by 2.1% in 4Q09, versus a 22.1% increase in 4Q08, and (ii) the non-recurring effect related to the CUSDg (R$ 18 million).

2.6) Net Income

Net income in 4Q09 totaled R$ 425 million, an increase of 25.1% (R$ 85 million), while earnings per share came to R$ 0.89.

In 2009, net income was R$ 1.286 million, an increase of 0.8% (R$ 11 million), while earnings per share came to R$ 2.68.

3) DEBT

3.1) Financial Debt (Including Hedge)

CPFL Energia’s financial debt (including hedge) increased by 12.7% to R$ 7,657 million in 4Q09.
The main contributing factors to this variation were:

• CPFL Geração and Generation Projects: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 698 million.

The main contributing factors to the variation in the balance of financial debt were:

+ Debentures issuance by CPFL Geração (R$ 425 million) and EPASA (R$ 230 milhões), for debt rollover and investments funding;
+ Funding of BNDES financing for Foz do Chapecó (R$ 201 million) and CPFL Bioenergia (R$ 45 million);
+ Funding of working capital by CPFL Geração (R$ 99 million);
- Amortization of the principal of CPFL Geração and BAESA’s debentures (R$ 84 million);
- Amortization of Furnas’ loan for CPFL Geração (R$ 93 million);
- Amortizations, net of funding, of BNDES financing for CPFL Geração, BAESA, CERAN and ENERCAN (R$ 93 million);
- Amortization of working capital by CERAN (R$ 29 million).

• CPFL Energia and Group’s Distributors: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 140 million.

The main contributing factors to the variation in the balance of financial debt were:

+ Debentures issuance by RGE (R$ 185 million), CPFL Paulista (R$ 175 million), CPFL Brasil (R$ 165 million), CPFL Leste Paulista (R$ 24 million), CPFL Sul Paulista (R$ 16 million) and CPFL Jaguari (R$ 10 million), for debt rollover and investments funding;
+ Funding, net of amortizations, of BNDES financing for Group’s Distributors, totaling R$ 115 million;
+ Funding of working capital by CPFL Piratininga (R$ 50 million);
- Amortization of the principal of CPFL Paulista (R$ 288 million) and RGE’s debentures (R$ 205 million);
- Amortizations, net of funding, carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Piratininga and RGE, totaling R$ 92 million.

• Interest provision in the period, corresponding to incurred interest, net of interest paid, in the amount of R$ 73 million.

Financial Debt - 4Q09 (R$ Thousands)

	Charges		Principal		Total

	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	86	-	7,321	13,538	7,407	13,538	20,945
BNDES - Investment	507	9,661	344,048	2,262,436	344,555	2,272,097	2,616,652
BNDES - Income Assets	49	-	661	5,628	710	5,628	6,338
Furnas Centrais Elétricas S.A.	379	-	46,028	-	46,407	-	46,407
Financial Institutions	10,325	-	181,922	164,054	192,247	164,054	356,301
Others	554	-	22,181	30,693	22,735	30,693	53,428

Subtotal	11,900	9,661	602,161	2,476,349	614,061	2,486,010	3,100,071

Foreign Currency
IDB	260	-	3,652	51,379	3,912	51,379	55,291
Financial Institutions	14,383	52,766	91,410	987,508	105,793	1,040,274	1,146,067

Subtotal	14,643	52,766	95,062	1,038,887	109,705	1,091,653	1,201,358

Debentures
CPFL Energia	12,788	-	-	450,000	12,788	450,000	462,788
CPFL Paulista	12,903	-	64,303	749,601	77,206	749,601	826,807
CPFL Piratininga	19,879	-	200,000	300,000	219,879	300,000	519,879
RGE	21,263	-	-	590,004	21,263	590,004	611,267
CPFL Leste Paulista	1,153	-	-	23,894	1,153	23,894	25,047
CPFL Sul Paulista	762	-	-	15,936	762	15,936	16,698
CPFL Jaguari	480	-	-	9,948	480	9,948	10,428
CPFL Brasil	7,862	-	-	164,221	7,862	164,221	172,083
CPFL Geração	20,039	-	-	423,295	20,039	423,295	443,334
EPASA	3,504	-	228,473	-	231,977	-	231,977
BAESA	651	-	6,249	24,270	6,900	24,270	31,170

Subtotal	101,284	-	499,025	2,751,169	600,309	2,751,169	3,351,478

Financial Debt	127,827	62,427	1,196,248	6,266,405	1,324,075	6,328,832	7,652,907

Hedge	-	-	-	-	6,217	(2,187)	4,030

Financial Debt Including Hedge	-	-	-	-	1,330,292	6,326,645	7,656,937
Percentage on total (%)	-	-	-	-	17.4%	82.6%	100%

With regard to financial debt, it is worth noting that R$ 6,327 million (82.6% of the total) is considered long term, and R$ 1,330 million (17.4% of the total) is considered short term.

3.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 8,127 million in 4Q09, growth of 10.6% . The average cost of debt fell from 13.4% p.a. in 4Q08 to 9.4% p.a. in 4Q09, due to the downturn in the IGP-M inflation rate (from 9.8% to -1.7%), in the CDI interbank rate (from 12.4% to 9.9%), and in the TJLP long term rate (from 6.2% to 6.1%) (accrued rates in the last 12 months).

As a result of the funding operations and amortizations, there was an increase in the CDI-pegged portion (from 55.9%, in 4Q08, to 60.7%, in 4Q09) and the TJLP-indexed portion (from 29.8%, in 4Q08, to 31.5%, in 4Q09), and a decrease in the portion tied to the IGP-M/IGP-DI (from 12.3%, in 4Q08, to 6.6%, in 4Q09).

The foreign-currency and IGP-M/IGP-DI debt would have come to 15.9% and 7.2% of the total, respectively, if banking hedge operations had been excluded. However, as we consider contracted swap operations, which convert the indexation of debt in dollars and yen to the CDI, the effective foreign-currency debt is 1.2% and all of this possesses a natural hedge (revenue with foreign exchange component).

3.3) Adjusted Net Debt

R$ Thousands	4Q09	4Q08	Var.
Total Debt	(8,126,787)	(7,345,603)	10.6%
(+) Regulatory Asset/(Liability)	(166,698)	542,997	-130.7%
(+) Available Funds	1,473,175	737,847	99.7%
(+) Judicial Deposit (1)	450,319	414,690	8.6%

(=) Adjusted Net Debt	(6,369,991)	(5,650,069)	12.7%

Note: (1) Related to the income tax of CPFL Paulista.

In 4Q09, adjusted net debt after the exclusion of the regulatory assets/(liabilities) and cash equivalents, totaled R$ 6,370 million, an upturn of 12.7% (R$ 720 million).

The Company closed 4Q09 with a Net Debt / EBITDA ratio of 2.30x. Excluding the balance of the debt of Foz do Chapecó Energia (Foz do Chapecó Hydroelectric Facility), CPFL Bioenergia (Baldin Thermoelectric Facility) and EPASA (Termonordeste and Termoparaíba Thermoelectric Facilities), which have not started generating net income to the group, the Net Debt / EBITDA would have been 1.91x.

4) INVESTMENTS

In 4Q09, R$ 465 million was invested in business maintenance and expansion, of which R$ 226 million in distribution, R$ 236 million in generation and R$ 3 million in commercialization and value added services (SVA). As result, CPFL Energia’s investments totaled R$ 1,327 million in 2009.

Listed below are some of the main investments made by CPFL Energia in each segment:

(i) Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

(ii) Generation: chiefly focused on the Foz do Chapecó Hydroelectric Facility, Baldin Thermoelectric Facility and EPASA (Termonordeste and Termoparaíba Thermoelectric Facilities), all ongoing construction projects.

5) CASH FLOW

Consolidated Cash Flow (R$ Thousands)

	4Q09	2009

Beginning Balance	679,728	737,847

Net Income Including Social Contribution and Income Tax	514,123	1,870,776

Depreciation and Amortization	144,469	575,123
Interest on Debts and Monetary and Foreign Exchange Restatements	139,757	562,158
Consumers, Concessionaries and Licensees	37,017	(59,737)
Taxes to Compensate	49,387	8,881
Deferred Tariff Costs Variations	36,382	420,038
Income Tax and Social Contribution Paid	(116,877)	(521,538)
Deferred Tariff Gains Variations	191,835	215,503
Interest on Debts Paid	(101,699)	(521,358)
Others	(39,925)	(127,706)

	340,346	551,364

Total Operating Activities	854,469	2,422,140

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(464,716)	(1,327,012)
Others	(4,115)	78,755

Total Investment Activities	(468,831)	(1,248,257)

Financing Activities
Loans and Debentures	502,082	2,550,742
Principal Amortization of Loans and Debentures	(100,316)	(1,810,932)
Dividends Paid	6,043	(1,178,365)
Others	-	-

Total Financing Activities	407,809	(438,555)

Cash Flow Generation	793,447	735,328

Ending Balance - 12/31/2009	1,473,175	1,473,175

The cash flow balance closed 4Q09 at R$ 1,473 million, 116.7% (R$ 793 million) up on the opening figure. We highlight the following factors that contributed to this variation in the cash balance:

• Cash increase:

(i) Cash from operating activities in the amount of R$ 854 million;
(ii) Funds from loans and debentures, which exceeded amortizations by R$ 402 million.

• Cash decrease:

(i) Investments (sum of “Acquisition of Property, Plant and Equipment” and “Intangibles” accounts), in the amount of R$ 465 million (detailed in item 4, “Investments”).

6) DIVIDENDS

The Board of Directors proposed the payment of R$ 1,227 million in dividends to holders of common shares traded on the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBOVESPA). This proposed amount corresponds to annual net income after the constitution of the legal reserve (5%) and corresponds to R$ 2.556073389 per share.

Excluding R$ 572 million, related to the 1H09 (paid in September 2008), the balance due is R$ 655 million, equivalent to R$ 1.364872065 per share.

CPFL Energia's Dividend Yield

	2H07	1H08	2H08	1H09	2H09

Dividend Yield - last 12 months (1)	9.7%	7.6%	7.3%	7.6%	7.9%

Note: (1) Based on the average share price in the period.

The 2H09 dividend yield, calculated on the average share price in the period (R$ 32.72 per share) is 7.9% (last 12 months).

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE).

7) STOCK MARKET

7.1) Share Performance

CPFL Energia, which has a current free float of 30.5%, is listed on both the BM&FBOVESPA and the NYSE. In the last 24 months, the shares appreciated 22.2% on the BM&FBOVESPA and 27.1% on the NYSE, closing 2009 priced at R$ 35.31 per share and US$ 61.78 per ADR, respectively.

7.2) Average Daily Volume

The daily trading volume in 2009 averaged R$ 27.3 million, of which R$ 15.7 million on the BM&FBOVESPA and R$ 11.6 million on the NYSE. The number of trades on the BM&FBOVESPA increased from a daily average of 918, in 2008, to 1,366, in 2009.

7.3) Ratings

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale

Agency		2009	2008	2007	2006	2005
Standard & Poor's	Rating	brAA+	brAA+	brAA-	brA+	brA
	Outlook	Stable	Stable	Stable	Positive	Positive

Fitch Ratings	Rating	AA (bra)	AA (bra)	AA (bra)	A+ (bra)	A- (bra)
	Outlook	Positive	Positive	Stable	Stable	Stable

Note: Close-of-period positions.

8) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four principles – transparency, equity, accountability and corporate responsibility – and is adopted by all the companies in the CPFL group.

CPFL Energia is listed on the Novo Mercado of the BM&FBOVESPA and its Level III ADRs are traded on the NYSE, being submitted to arbitration at the BM&FBOVESPA’s Market Arbitration Chamber. The company's capital stock is composed of common shares only, and ensures tag-along rights equivalent to 100% of the amount paid to the controlling shareholders in the case of disposal of control.

The Company’s Board of Directors has as its objetive to define the overall business guidelines and elect the Board of Executive Officers, among other responsibilities determined by the law and the Bylaws. Its working rules are defined in the Internal Rules. The Board is composed of one independent member and six members designated by the controlling shareholders, with a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary, electing, among its members, the Chairman and the Vice-Chairman. No member may serve on the Company’s Board of Executive Officers.

The Board of Directors constituted three committees and defined its competence in a sole Internal Rules: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategies, budgets, energy purchases, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee, in accordance with the rules of the Securities and Exchange Commission (SEC). The Fiscal Council’s working rules are defined in the Internal Rules and in the Fiscal Council Guide.

The Board of Executive Officers comprises seven officers, with a two-year term of office, being admitted the reelection. It represents the Company and manages its business in accordance with the policy defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory officers.

9) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Thousands)

	4Q09	4Q08	Var.	2009	2008	Var.
Gross Operating Revenues	3,673,176	3,314,745	10.8%	14,002,403	12,820,039	9.2%
Net Operating Revenues	2,454,848	2,163,781	13.5%	9,062,347	8,365,259	8.3%
Cost of Electric Power	(1,663,288)	(1,441,790)	15.4%	(6,274,568)	(5,463,063)	14.9%
Operating Costs & Expenses	(377,956)	(329,369)	14.8%	(1,374,683)	(1,237,113)	11.1%
EBIT	413,604	392,622	5.3%	1,413,096	1,665,083	-15.1%

EBITDA	496,015	452,603	9.6%	1,744,678	1,911,096	-8.7%

Financial Income (Expense)	(100,749)	(112,276)	-10.3%	(260,170)	(272,125)	-4.4%
Income Before Taxes	312,855	280,346	11.6%	1,152,926	1,392,958	-17.2%

NET INCOME	272,476	248,974	9.4%	892,511	1,045,490	-14.6%

Note: The distributors’ financial performance tables are attached to this report in item 11.6.

Operating Revenue

Gross operating revenue in 4Q09 rose by 10.8% (R$ 358 million) to R$ 3,673 million, while net operating revenue increased by 13.5% (R$ 291 million) to R$ 2,455 million.

The increase in operating revenue was due to:

• The distributors’ tariff adjustment:

• CPFL Piratininga (+16.54%), effective as of October 23, 2008;

• CPFL Santa Cruz (+24.09%), CPFL Leste Paulista (+12.94%), CPFL Jaguari (+11.36%), CPFL Sul Paulista (+11.64%) and CPFL Mococa (+11.18%), effective as of February 3, 2009;

• CPFL Paulista (+21.22%), effective as of April 8, 2009;

• RGE (+18.95%), effective as of April 19, 2009.

• The 2.2% increase in energy sales to the captive market.

The increase in operating revenue was partially offset by:

• Reduction of 27.4% (R$ 80 million) in TUSD revenue chiefly due to the non-recurring effect regarding the transfer of amounts related to the CUSDg (R$ 110 million). This operation affected “operating revenue” and “financial revenue”, offsetting the “cost of electric power” and “financial expense”, generating a positive impact of R$ 11 million in the 4Q08 result.

In 2009, gross operating revenue was R$ 14,002 million, representing growth of 9.2% (R$ 1,182 million). Net operating revenue reached R$ 9,062 million, equivalent to growth of 8.3% (R$ 697 million).

Cost of Electric Power

The cost of electric power, comprising the purchase of electric power for resale and charges for the use of the distribution and transmission systems, increased by 15.4% (R$ 221 million) to R$ 1,663 million in 4Q09:

• The cost of electric power purchased for resale in 4Q09 rose by 19.2% (R$ 219 million) to R$ 1,362 million. The main factors behind this variation were:

(i) The Regulatory Assets and Liabilities item, which recorded a R$ 207 million increase in expenses, from a revenue of R$ 18 million in 4Q08 to an expense of R$ 189 million in 4Q09;

(ii) A 0.8% (R$ 11 million) increase in the cost of energy purchased in the regulated market.

• Charges for the use of the distribution and transmission systems moved up by 0.8% (R$ 2 million) to R$ 301 million in 4Q09, mainly as a result of the following factors:

(i) The Regulatory Assets and Liabilities item, which recorded a R$ 89 million increase in expenses, from a revenue of R$ 32 million in 4Q08 to an expense of R$ 57 million in 4Q09;

(ii) The increase in basic network usage charges (R$ 38 million);

(iii) The reduction in PIS and COFINS credits on charges (R$ 2 million).

Partially offsetting:

(i) Transfer of the non-recurring amounts related to the CUSDg (R$ 98 million). This operation affected “operating revenue” and “financial revenue”, offsetting the “cost of electric power” and the “financial expense”, generating a positive impact of R$ 11 million in the 4Q08 result;

(ii) The reduction in system service usage charges (R$ 29 million).

Operating Costs and Expenses

Operating costs and expenses moved up by 14.8% (R$ 49 million) in 4Q09, reaching R$ 378 million, due to:

• The Private Pension Fund item, which recorded a R$ 21 million increase in expenses, from revenue of R$ 21 million in 4Q08 to an expense of R$ 1 million in 4Q09, due to the expected estimated impact of CVM Deliberation 371/00 on actuarial assets and liabilities, as defined in the Actuarial Report;

• The PMSO item, which reached R$ 296 million in 4Q09, an increase of 9.7% (R$ 26 million), due to, among other factors, the non-recurring increase related to the liability complement of Free Energy – ANEEL Resolution 387/2009 (R$ 17 million);

Excluding this effect, 4Q09 PMSO would have totaled R$ 278 million, an upturn of 3.3% (R$ 9 million), due to, among other factors, other operating costs/expenses, which recorded an upturn of 15.5% (R$ 8 million), mainly because of CPFL Paulista’s provisions for doubtful debts, which generated an increase in the subsidiary’s expenses (R$ 10 million).

• The Depreciation and Amortization item, which reached R$ 76 million in 4Q09, an increase of 2.1% (R$ 2 million).

EBITDA

Based on the factors described, 4Q09 EBITDA rose by 9.6% (R$ 43 million) to R$ 496 million. In 2009, EBITDA was R$ 1,745 million, a reduction of 8.7% (R$ 166 million).

Financial Result

The 4Q09 financial result was a net expense of R$ 101 million, 10.3% (R$ 12 million) lower than the R$ 112 million recorded in 4Q08, thanks to:

• Financial Revenues: decrease of 34.4% (R$ 40 million), from R$ 117 million in 4Q08 to R$ 77 million in 4Q09, due to the following factors:

• Reduction in Monetary and Foreign Exchange Updates (R$ 33 million), mainly due to (i) a foreign exchange devaluation, mainly in CPFL Paulista, in the amount of R$ 17 million, and (ii) the non-recurring effect related to the CUSDg (R$ 18 million);

• Reduction in CVA and Parcel “A” Remuneration (R$ 10 million), due to the decrease in balances and in SELIC interest rate.

Partially offsetting:

• Increase in the item Surcharges and Default Fines (R$ 6 million).

• Financial Expenses: decrease of 31.9% (R$ 53 million), from R$ 167 million in 4Q08 to R$ 114 million in 4Q09, due to the following factors:

• Reduction in Debt Charges (R$ 36 million), mainly due to the decrease in CDI interbank rate;

• Reduction in Monetary and Foreign Exchange Update (R$ 21 million), mainly due to the non-recurring effect related to the CUSDg (R$ 18 million).

Net Income

Net income in 4Q09 totaled R$ 272 million, an increase of 9.4% (R$ 24 million).
In 2009, net income was R$ 893 million, a reduction of 14.6% (R$ 153 million).

10.1.2) Tariff Adjustment

Dates of Tariff Adjustments

Distribution Company	Date

CPFL Piratininga	October 23th

CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd

CPFL Paulista	April 8th

RGE	April 19th

10.1.2.1) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 3, 2009, ANEEL published in the Diário Oficial da União the 2010 Annual Tariff Adjustment indexes for Companhia Luz e Força Santa Cruz (CPFL Santa Cruz), Companhia Leste Paulista de Energia (CPFL Leste Paulista), Companhia Jaguari de Energia (CPFL Jaguari), Companhia Sul Paulista de Energia (CPFL Sul Paulista) and Companhia Luz e Força de Mococa (CPFL Mococa), effective as of the same date.

The adjustments are presented per distributor in the following table:

Annual Tariff Adjustment Index (IRT)	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa

Term >>>>>>	02/03/2010	02/03/2010	02/03/2010	02/03/2010	02/03/2010
Economic IRT	1.90%	-6.32%	5.81%	4.30%	4.15%
Financial Components	8.19%	-6.89%	-0.65%	1.36%	-0.17%
Total IRT	10.09%	-13.21%	5.16%	5.66%	3.98%

10.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (R$ Thousands)

	4Q09	4Q08	Var.	2009	2008	Var.
Gross Operating Revenues	522,053	589,952	-11.5%	2,026,264	2,089,908	-3.0%
Net Operating Revenues	469,931	508,922	-7.7%	1,784,241	1,787,160	-0.2%

EBITDA	71,520	91,484	-21.8%	296,423	304,065	-2.5%

NET INCOME	53,731	63,585	-15.5%	208,556	216,617	-3.7%

Operating Revenue

In 4Q09, gross operating revenue reached R$ 522 million, representing a decrease of 11.5% (R$ 68 million), while net operating revenue moved down by 7.7% (R$ 39 million) to R$ 470 million.

In 2009, gross operating revenue reached R$ 2,026 million, representing a decrease of 3.0% (R$ 64 million), while net operating revenue moved down by 0.2% (R$ 3 million) to R$ 1,784 million.

EBITDA

In 4Q09, EBITDA totaled R$ 72 million, a decrease of 21.8% (R$ 20 million). In 2009, EBITDA was R$ 296 million, down 2.5% (R$ 8 million).

Net Income

In 4Q09, net income amounted to R$ 54 million, down by 15.5% (R$ 10 million). In 2009, net income was R$ 209 million, a decrease of 3.7% (R$ 8 million).

10.3) Generation Segment

10.3.1) Economic-Financial Performance

Consolidated Income Statement - Generation (R$ Thousands)

	4Q09	4Q08	Var.	2009	2008	Var.
Gross Operating Revenues	251,837	232,353	8.4%	981,128	879,349	11.6%
Net Operating Revenues	234,951	216,875	8.3%	916,149	821,671	11.5%
Cost of Electric Power	(11,421)	(21,183)	-46.1%	(48,126)	(81,588)	-41.0%
Operating Costs & Expenses	(56,027)	(50,954)	10.0%	(203,371)	(187,644)	8.4%
EBIT	167,503	144,738	15.7%	664,652	552,439	20.3%

EBITDA	187,732	163,976	14.5%	749,180	628,147	19.3%

Financial Income (Expense)	(80,925)	(103,193)	-21.6%	(239,406)	(305,371)	-21.6%
Income Before Taxes	86,578	41,545	108.4%	425,246	247,068	72.1%

NET INCOME	91,085	63,428	43.6%	348,315	235,684	47.8%

Operating Revenue

In 4Q09, gross operating revenue grew by 8.4% (R$ 19 million) to R$ 252 million, while net operating revenue climbed by 8.3% (R$ 18 million) to R$ 235 million, chiefly due to the following factors:

• Supplies by Furnas resulting from the 9.5% tariffs adjustment in the Serra da Mesa Hydroelectric Facility in January 2009 (R$ 8 million);

• The Short Term Power Energy item, which recorded a R$ 6 million increase in revenues, from an expense of R$ 2 million in 4Q08 to a revenue of R$ 4 million in 4Q09;

• Additional revenue from CERAN (R$ 4 million) as a result of the operational start-up of the 14 de Julho Hydroelectric Facility in December 2008 and an 8.46% tariff readjustment;

• Additional revenue from ENERCAN (R$ 4 million) as a result of an 11.6% tariff readjustment. In 2009, gross operating revenue was R$ 981 million, representing growth of 11.6% (R$ 102 million). Net operating revenue was R$ 916 million, equivalent to growth of 11.5% (R$ 94 million).

Cost of Electric Power

The cost of electric power in 4Q09 decreased 46.1% (R$ 10 million) to R$ 11 million, chiefly due to the acquisition, in 4Q08, by the 14 de Julho Hydroelectric Facility, regarding the delay in power generation and an assumed commitment to deliver power already contracted.

Operating Costs and Expenses

Operating costs and expenses moved up by 10.0% (R$ 5 million) to R$ 56 million in 4Q09, mainly due to the following factors:

• The 15.8% (R$ 3 million) increase in depreciation and amortization to R$ 20 million, essentially due to the operational start-up of the 14 de Julho Hydroelectric Facility;

• The 5.4% (R$ 2 million) increase in PMSO to R$ 32 million, chiefly due to increases of 11.5% (R$ 1 million) in outsourced services expenses and 6.7% (R$ 1 milllion) in personnel expenses;

EBITDA

Based on the factors described, 4Q09 EBITDA totaled R$ 188 million, up by 14.5% (R$ 24 million). In 2009, EBITDA was R$ 749 million, an increase of 19.3% (R$ 121 million).

Financial Result

The 4Q09 financial result was a net expense of R$ 81 million, 21.6% (R$ 22 million) down on the R$ 103 million recorded in 4Q08, thanks to:

• Financial Revenues: a reduction of 30.6% (R$ 3 million), from R$ 11 million in 4Q08 to R$ 8 million in 4Q09, mainly due to the reduction in Revenue from Financial Investments, as a result of the reduction in the CDI interbank rate;

• Financial Expenses: a reduction of 31.1% (R$ 25 million), from R$ 79 million in 4Q08 to R$ 54 million in 4Q09, mainly due to the Monetary and Foreign Exchange Updates item, which recorded a R$ 31 million decrease in expenses, from an expense of R$ 22 million in 4Q08 to a revenue of R$ 9 million in 4Q09, basically as a result of Enercan’s debts with the IDB and the BNDES, indexed to the dollar and a currency basket, respectively, which moved down by 2.1% in 4Q09, versus a 22.1% increase in 4Q08 (R$ 26 million).

Net Income

Net income in 4Q09 rose by 43.6% (R$ 28 million) to R$ 91 million. In 2009, net income was R$ 348 million, an increase of 47.8% (R$ 113 million).

10.3.2) Status of Generation Projects

Foz do Chapecó Hydroelectric Facility (Foz do Chapecó Energia)

Construction of the Foz do Chapecó Hydroelectric Facility is on schedule (85% of works completed). Commercial start-up is scheduled for 3Q10. CPFL Geração has a 51% share in the project, equivalent to an installed capacity and assured power of 436.1 MW and 220.3 average-MW, respectively.

Baldin Thermoelectric Facility (CPFL Bioenergia)

The Baldin Thermoelectric Facility is under construction (90% of works completed). Commercial start-up is scheduled for March 2010. The installed capacity is of 45 MW, with 24 average-MW of energy exported to CPFL Brasil, during the harvest season.

Termonordeste and Termoparaíba Thermoelectric Facilities (EPASA)

Termonordeste and Termoparaíba Thermoelectric Facilities are under construction (20% of works completed). Start-up is scheduled for 3Q10. CPFL Geração has a 51% share in the project, equivalent to an installed capacity of 174.2 MW.

Bio Formosa Thermoelectric Facility (CPFL Bio Formosa)

The beginning of construction of the Bio Formosa Thermoelectric Facility is scheduled for March 2010. Commercial start-up is scheduled for July 2011. The installed capacity is of 40 MW, with 25 average-MW of energy exported to CPFL Brasil, during the harvest season.

Santa Clara Wind Farm

The beginning of construction of Santa Clara Wind Farm is scheduled for August 2010. Start-up is scheduled for July 2012. CPFL Geração has a 100% share in the project, equivalent to an installed capacity and assured power of 188 MW and 76 average-MW, respectively.

11) ATTACHMENTS
11.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	12/31/2009	09/30/2009

CURRENT ASSETS
Cash and Banks	1,473,175	679,728
Consumers, Concessionaries and Licensees	1,840,107	1,885,926
Financial Investments	39,253	41,208
Recoverable Taxes	190,983	234,800
Allowance for Doubtful Accounts	(81,974)	(80,309)
Prepaid Expenses	124,086	135,390
Deferred Taxes	162,779	169,928
Materials and Supplies	17,360	17,225
Deferred Tariff Cost Variations	332,813	381,234
Derivative Contracts	795	1,023
Other Credits	145,055	130,037

TOTAL CURRENT ASSETS	4,244,432	3,596,190

NON-CURRENT ASSETS

Long-Term Liabilities
Consumers, Concessionaries and Licensees	226,314	215,847
Judicial Deposits	654,506	645,887
Financial Investments	79,836	88,880
Recoverable Taxes	110,014	103,092
Prepaid Expenses	64,201	77,598
Deferred Taxes	1,117,736	1,065,083
Deferred Tariff Cost Variations	42,813	30,774
Derivative Contracts	7,881	62,772
Other Credits	160,760	151,891

	2,464,061	2,441,824

Investments	104,801	104,763
Property, Plant and Equipment	7,487,216	7,180,168
Intangible	2,554,400	2,542,532
Deferred Charges	15,081	16,067

TOTAL NON-CURRENT ASSETS	12,625,559	12,285,354

TOTAL ASSETS	16,869,991	15,881,544

11.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2009	09/30/2009

LIABILITIES

CURRENT LIABILITIES
Suppliers	1,021,348	954,594
Accrued Interest on Debts	26,543	23,620
Accrued Interest on Debentures	101,284	80,204
Loans and Financing	697,223	534,961
Debentures	499,025	270,551
Deferred Taxes	2,258	5,509
Employee Pension Plans	44,484	52,212
Regulatory Charges	62,999	93,493
Taxes and Social Contributions	489,976	424,530
Dividends and Interest on Equity	684,185	20,634
Accrued Liabilities	50,620	64,182
Deferred Tariff Gains Variations	313,463	149,148
Derivative Contracts	7,012	3,747
Other Accounts Payable	584,614	535,779

TOTAL CURRENT LIABILITIES	4,585,034	3,213,164

NON-CURRENT LIABILITIES
Suppliers	42,655	53,319
Accrued Interest on Debts	62,427	54,844
Loans and Financing	3,515,236	3,532,728
Debentures	2,751,169	2,751,147
Taxes and Social Contributions	4,376	3,249
Deferred Taxes	425,366	447,838
Employee Pension Plans	1,639	2,191
Reserve for Contingencies	38,181	111,487
Deferred Tariff Gains Variations	108,691	81,170
Derivative Contracts	5,694	996
Other Accounts Payable	161,540	230,964

TOTAL NON-CURRENT LIABILITIES	7,116,974	7,269,933

NON-CONTROLLING SHAREHOLDERS' INTEREST	85,041	85,612

SHAREHOLDERS' EQUITY
Capital	4,741,175	4,741,175
Capital Reserves	16	16
Profit Reserves	341,751	277,428
Retained Earnings	-	294,216

TOTAL SHAREHOLDERS' EQUITY	5,082,942	5,312,835

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,869,991	15,881,544

11.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	4Q09	4Q08	Variation	2009	2008	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	1,985,867	1,649,422	20.40%	7,433,979	6,691,722	11.09%
Eletricity Sales to Distributors	297,196	285,064	4.26%	1,199,081	948,339	26.44%
Other Operating Revenues	1,812,015	1,795,551	0.92%	7,060,088	6,731,852	4.88%

	4,095,078	3,730,037	9.79%	15,693,148	14,371,913	9.19%

DEDUCTIONS FROM OPERATING REVENUES	(1,255,443)	(1,212,555)	3.54%	(5,127,166)	(4,690,047)	9.32%

NET OPERATING REVENUES	2,839,635	2,517,482	12.80%	10,565,982	9,681,866	9.13%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,426,137)	(1,184,648)	20.38%	(5,359,571)	(4,763,730)	12.51%

Eletricity Network Usage Charges	(309,054)	(305,826)	1.06%	(1,171,451)	(903,788)	29.62%

	(1,735,191)	(1,490,474)	16.42%	(6,531,022)	(5,667,518)	15.24%

OPERATING COSTS AND EXPENSES
Personnel	(134,760)	(132,732)	1.53%	(535,648)	(509,427)	5.15%
Material	(20,858)	(19,185)	8.72%	(69,778)	(64,173)	8.73%
Outsourced Services	(101,322)	(103,460)	-2.07%	(375,203)	(361,880)	3.68%
Other Operating Costs/Expenses	(94,880)	(69,547)	36.43%	(274,290)	(261,334)	4.96%
Employee Pension Plans	(920)	21,035	-104.37%	(3,678)	84,151	-104.37%
Depreciation and Amortization	(97,664)	(92,204)	5.92%	(388,144)	(373,636)	3.88%
Amortization of Concession's Intangible	(46,726)	(48,009)	-2.67%	(186,900)	(192,029)	-2.67%

	(497,130)	(444,102)	11.94%	(1,833,641)	(1,678,328)	9.25%

EBITDA	746,307	699,569	6.68%	2,765,429	2,807,765	-1.51%

EBIT	607,314	582,906	4.19%	2,201,319	2,336,020	-5.77%

FINANCIAL INCOME (EXPENSE)
Financial Income	101,260	137,562	-26.39%	376,996	462,534	-18.49%
Financial Expenses	(188,134)	(263,589)	-28.63%	(692,927)	(876,855)	-20.98%
Interest on Equity	(455)	-	-	(864)	-	-

	(87,329)	(126,027)	-30.71%	(316,795)	(414,321)	-23.54%

INCOME BEFORE TAXES ON INCOME	519,985	456,879	13.81%	1,884,524	1,921,699	-1.93%

Social Contribution	(22,815)	(31,737)	-28.11%	(155,459)	(168,957)	-7.99%
Income Tax	(66,183)	(82,743)	-20.01%	(428,847)	(467,281)	-8.23%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	430,987	342,399	25.87%	1,300,218	1,285,461	1.15%

Non-Controlling Shareholders' Interest	(6,317)	(2,515)	151.17%	(14,612)	(9,769)	49.58%
Reversal of Interest on Equity	455	-	-	864	-	-

NET INCOME	425,125	339,884	25.08%	1,286,470	1,275,692	0.84%
EARNINGS PER SHARE (R$)	0.89	0.71	25.08%	2.68	2.66	0.84%

11.4) Income Statement – Consolidated Generation Segment

(Pro-forma, R$ thousands)

Consolidated
	4Q09	4Q08	Variation	2009	2008	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	895	-100.00%	57	3,724	-98.47%
Eletricity Sales to Distributors	248,778	231,114	7.64%	968,617	852,420	13.63%
Other Operating Revenues	3,059	344	789.24%	12,454	23,205	-46.33%

	251,837	232,353	8.39%	981,128	879,349	11.57%

DEDUCTIONS FROM OPERATING REVENUES	(16,886)	(15,478)	9.10%	(64,979)	(57,678)	12.66%

NET OPERATING REVENUES	234,951	216,875	8.33%	916,149	821,671	11.50%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,786)	(12,527)	-85.74%	(11,226)	(49,682)	-77.40%

Eletricity Network Usage Charges	(9,635)	(8,656)	11.31%	(36,900)	(31,906)	15.65%

	(11,421)	(21,183)	-46.08%	(48,126)	(81,588)	-41.01%

OPERATING COSTS AND EXPENSES
Personnel	(8,224)	(7,710)	6.67%	(29,780)	(26,158)	13.85%
Material	(700)	(757)	-7.53%	(2,528)	(2,306)	9.63%
Outsourced Services	(8,798)	(7,891)	11.49%	(30,973)	(28,115)	10.17%
Other Operating Costs/Expenses	(14,271)	(14,009)	1.87%	(45,699)	(50,277)	-9.11%
Employee Pension Plans	(73)	445	-116.40%	(291)	1,786	-116.29%
Depreciation and Amortization	(19,683)	(16,998)	15.80%	(76,988)	(66,439)	15.88%
Amortization of Concession's Intangible	(4,278)	(4,034)	6.05%	(17,112)	(16,135)	6.06%

	(56,027)	(50,954)	9.96%	(203,371)	(187,644)	8.38%

EBITDA	187,732	163,976	14.49%	749,180	628,147	19.27%
EBIT	167,503	144,738	15.73%	664,652	552,439	20.31%

FINANCIAL INCOME (EXPENSE)
Financial Income	7,776	11,199	-30.57%	24,659	25,945	-4.96%
Financial Expenses	(54,499)	(79,120)	-31.12%	(194,238)	(260,784)	-25.52%
Interest on Equity	(34,202)	(35,272)	-3.03%	(69,827)	(70,532)	-1.00%

	(80,925)	(103,193)	-21.58%	(239,406)	(305,371)	-21.60%

INCOME BEFORE TAXES ON INCOME	86,578	41,545	108.40%	425,246	247,068	72.12%

Social Contribution	(7,127)	(3,261)	118.55%	(36,762)	(20,334)	80.79%
Income Tax	(18,763)	(8,779)	113.73%	(100,133)	(56,502)	77.22%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	60,688	29,505	105.69%	288,351	170,232	69.39%

Non-Controlling Shareholders' Interest	(3,805)	(1,349)	182.06%	(9,863)	(5,080)	94.15%
Reversal of Interest on Equity	34,202	35,272	-3.03%	69,827	70,532	-1.00%
NET INCOME	91,085	63,428	43.60%	348,315	235,684	47.79%

11.5) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	4Q09	4Q08	Variation	2009	2008	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	1,853,296	1,498,046	23.71%	6,894,349	6,052,813	13.90%
Eletricity Sales to Distributors	22,752	40,681	-44.07%	131,738	122,157	7.84%
Other Operating Revenues	1,797,128	1,776,018	1.19%	6,976,316	6,645,069	4.98%

	3,673,176	3,314,745	10.81%	14,002,403	12,820,039	9.22%

DEDUCTIONS FROM OPERATING REVENUES	(1,218,328)	(1,150,964)	5.85%	(4,940,056)	(4,454,780)	10.89%

NET OPERATING REVENUES	2,454,848	2,163,781	13.45%	9,062,347	8,365,259	8.33%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,362,017)	(1,142,981)	19.16%	(5,132,580)	(4,585,081)	11.94%

Eletricity Network Usage Charges	(301,271)	(298,809)	0.82%	(1,141,988)	(877,982)	30.07%

	(1,663,288)	(1,441,790)	15.36%	(6,274,568)	(5,463,063)	14.85%

OPERATING COSTS AND EXPENSES
Personnel	(115,426)	(115,212)	0.19%	(460,352)	(447,779)	2.81%
Material	(17,044)	(15,737)	8.31%	(56,512)	(54,162)	4.34%
Outsourced Services	(85,576)	(86,211)	-0.74%	(313,176)	(304,583)	2.82%
Other Operating Costs/Expenses	(77,499)	(52,228)	48.39%	(213,061)	(184,576)	15.43%
Employee Pension Plans	(847)	20,582	-104.11%	(3,387)	82,326	-104.11%
Depreciation and Amortization	(76,304)	(74,715)	2.13%	(307,156)	(304,932)	0.73%
Amortization of Concession's Intangible	(5,260)	(5,848)	-10.05%	(21,039)	(23,407)	-10.12%

	(377,956)	(329,369)	14.75%	(1,374,683)	(1,237,113)	11.12%

EBITDA	496,015	452,603	9.59%	1,744,678	1,911,096	-8.71%
EBIT	413,604	392,622	5.34%	1,413,096	1,665,083	-15.13%

FINANCIAL INCOME (EXPENSE)
Financial Income	76,777	117,095	-34.43%	302,379	397,093	-23.85%
Financial Expenses	(113,662)	(166,949)	-31.92%	(431,767)	(543,716)	-20.59%
Interest on Equity	(63,864)	(62,422)	2.31%	(130,782)	(125,502)	4.21%

	(100,749)	(112,276)	-10.27%	(260,170)	(272,125)	-4.39%

INCOME BEFORE TAXES ON INCOME	312,855	280,346	11.60%	1,152,926	1,392,958	-17.23%

Social Contribution	(28,807)	(25,661)	12.26%	(105,427)	(126,201)	-16.46%
Income Tax	(75,436)	(68,133)	10.72%	(285,770)	(346,769)	-17.59%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	208,612	186,552	11.83%	761,729	919,988	-17.20%

Non-Controlling Shareholders' Interest	-	-	-	-	-	-
Reversal of Interest on Equity	63,864	62,422	2.31%	130,782	125,502	4.21%
NET INCOME	272,476	248,974	9.44%	892,511	1,045,490	-14.63%

11.6) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	4Q09	4Q08	Var.	2009	2008	Var.
Gross Operating Revenues	1,956,183	1,719,376	13.8%	7,349,118	6,677,068	10.1%
Net Operating Revenues	1,311,900	1,130,886	16.0%	4,780,971	4,333,505	10.3%
Cost of Electric Power	(900,808)	(751,419)	19.9%	(3,357,987)	(2,821,751)	19.0%
Operating Costs & Expenses	(202,541)	(153,807)	31.7%	(709,955)	(585,078)	21.3%
EBIT	208,551	225,660	-7.6%	713,029	926,676	-23.1%
EBITDA	243,910	245,111	-0.5%	857,250	1,010,052	-15.1%
Financial Income (Expense)	(26,807)	(27,062)	-0.9%	(65,682)	(75,111)	-12.6%
Income Before Taxes	181,744	198,598	-8.5%	647,347	851,565	-24.0%
NET INCOME	136,841	146,495	-6.6%	457,853	590,316	-22.4%

CPFL PIRATININGA
	4Q09	4Q08	Var.	2009	2008	Var.
Gross Operating Revenues	779,934	777,288	0.3%	3,118,020	2,907,277	7.2%
Net Operating Revenues	522,859	514,870	1.6%	1,953,252	1,915,289	2.0%
Cost of Electric Power	(356,382)	(335,677)	6.2%	(1,365,752)	(1,302,256)	4.9%
Operating Costs & Expenses	(76,467)	(67,822)	12.7%	(289,830)	(251,579)	15.2%
EBIT	90,010	111,371	-19.2%	297,670	361,454	-17.6%
EBITDA	105,439	122,482	-13.9%	359,912	404,307	-11.0%
Financial Income (Expense)	(12,428)	(23,082)	-46.2%	(41,421)	(51,257)	-19.2%
Income Before Taxes	77,582	88,289	-12.1%	256,249	310,197	-17.4%
NET INCOME	58,928	68,031	-13.4%	184,058	221,988	-17.1%

RGE
	4Q09	4Q08	Var.	2009	2008	Var.
Gross Operating Revenues	749,369	634,979	18.0%	2,812,476	2,566,110	9.6%
Net Operating Revenues	492,429	400,220	23.0%	1,841,044	1,666,571	10.5%
Cost of Electric Power	(335,172)	(276,439)	21.2%	(1,257,499)	(1,081,293)	16.3%
Operating Costs & Expenses	(80,249)	(84,348)	-4.9%	(293,083)	(303,500)	-3.4%
EBIT	77,008	39,433	95.3%	290,462	281,778	3.1%
EBITDA	104,542	65,104	60.6%	398,400	383,348	3.9%
Financial Income (Expense)	(53,950)	(62,106)	-13.1%	(139,733)	(147,265)	-5.1%
Income Before Taxes	23,058	(22,673)	-201.7%	150,729	134,513	12.1%
NET INCOME	50,570	21,572	134.4%	171,708	164,033	4.7%

CPFL SANTA CRUZ
	4Q09	4Q08	Var.	2009	2008	Var.
Gross Operating Revenues	77,197	64,810	19.1%	294,264	265,597	10.8%
Net Operating Revenues	52,407	35,096	49.3%	200,221	180,587	10.9%
Cost of Electric Power	(30,475)	(18,708)	62.9%	(120,039)	(96,148)	24.8%
Operating Costs & Expenses	(9,697)	(10,254)	-5.4%	(36,508)	(44,528)	-18.0%
EBIT	12,235	6,134	99.5%	43,674	39,911	9.4%
EBITDA	13,383	7,229	85.1%	49,899	47,305	5.5%
Financial Income (Expense)	(1,913)	(2,262)	-15.4%	(4,781)	(3,762)	27.1%
Income Before Taxes	10,322	3,872	166.6%	38,893	36,149	7.6%
NET INCOME	9,114	5,163	76.5%	30,287	29,391	3.0%

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA
	4Q09	4Q08	Var.	2009	2008	Var.
Gross Operating Revenues	28,025	50,348	-44.3%	112,192	121,578	-7.7%
Net Operating Revenues	19,688	39,989	-50.8%	78,953	88,628	-10.9%
Cost of Electric Power	(9,803)	(32,598)	-69.9%	(43,826)	(52,951)	-17.2%
Operating Costs & Expenses	(2,581)	(4,319)	-40.2%	(13,824)	(17,738)	-22.1%
EBIT	7,304	3,072	137.8%	21,303	17,939	18.8%
EBITDA	8,333	4,098	103.3%	25,270	21,871	15.5%
Financial Income (Expense)	(1,119)	637	-275.7%	(3,133)	1,214	-358.1%
Income Before Taxes	6,185	3,764	64.3%	18,170	19,153	-5.1%
NET INCOME	5,174	2,459	110.4%	14,722	12,197	20.7%

CPFL SUL PAULISTA
	4Q09	4Q08	Var.	2009	2008	Var.
Gross Operating Revenues	34,523	28,176	22.5%	133,432	116,622	14.4%
Net Operating Revenues	23,900	18,368	30.1%	90,434	76,557	18.1%
Cost of Electric Power	(13,164)	(10,572)	24.5%	(52,951)	(43,296)	22.3%
Operating Costs & Expenses	(3,842)	(4,554)	-15.6%	(16,744)	(17,538)	-4.5%
EBIT	6,894	3,242	112.6%	20,739	15,717	32.0%
EBITDA	7,733	3,981	94.2%	23,753	18,651	27.4%
Financial Income (Expense)	(2,556)	547	-567.3%	(3,109)	846	-467.5%
Income Before Taxes	4,338	3,816	13.7%	17,630	16,569	6.4%
NET INCOME	3,740	2,178	71.7%	14,601	11,137	31.1%

CPFL JAGUARI
	4Q09	4Q08	Var.	2009	2008	Var.
Gross Operating Revenues	31,127	27,200	14.4%	120,116	111,500	7.7%
Net Operating Revenues	20,714	16,947	22.2%	77,514	71,047	9.1%
Cost of Electric Power	(11,804)	(11,565)	2.1%	(53,483)	(47,710)	12.1%
Operating Costs & Expenses	(1,952)	(2,947)	-33.8%	(10,280)	(11,736)	-12.4%
EBIT	6,958	2,435	185.7%	13,751	11,601	18.5%
EBITDA	7,594	3,173	139.3%	16,149	13,967	15.6%
Financial Income (Expense)	(1,636)	743	-320.2%	(2,358)	1,933	-222.0%
Income Before Taxes	5,322	3,320	60.3%	11,393	13,534	-15.8%
NET INCOME	4,442	2,171	104.6%	9,451	8,931	5.8%

CPFL MOCOCA
	4Q09	4Q08	Var.	2009	2008	Var.
Gross Operating Revenues	18,933	15,143	25.0%	72,642	64,747	12.2%
Net Operating Revenues	13,066	9,821	33.0%	49,552	42,844	15.7%
Cost of Electric Power	(7,288)	(6,337)	15.0%	(29,388)	(23,788)	23.5%
Operating Costs & Expenses	(1,134)	(2,500)	-54.6%	(7,696)	(9,225)	-16.6%
EBIT	4,644	984	372.0%	12,468	9,831	26.8%
EBITDA	5,081	1,375	269.5%	14,046	11,386	23.4%
Financial Income (Expense)	(340)	314	-208.3%	47	1,280	-96.3%
Income Before Taxes	4,304	1,309	228.8%	12,515	11,111	12.6%
NET INCOME	3,667	854	329.4%	9,831	7,330	34.1%

11.7) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	4Q09	4Q08	Var.	2009	2008	Var.
Residential	1,790	1,711	4.6%	6,923	6,558	5.6%
Industrial	1,468	1,471	-0.2%	5,469	5,661	-3.4%
Commercial	1,122	1,061	5.7%	4,151	3,943	5.3%
Others	892	922	-3.3%	3,434	3,382	1.5%
Total	5,271	5,165	2.1%	19,977	19,544	2.2%

CPFL Piratininga
	4Q09	4Q08	Var.	2009	2008	Var.
Residential	772	715	7.8%	3,026	2,840	6.6%
Industrial	765	790	-3.2%	2,885	3,026	-4.7%
Commercial	452	429	5.5%	1,708	1,644	3.9%
Others	232	228	1.8%	921	889	3.6%
Total	2,220	2,162	2.7%	8,539	8,398	1.7%

RGE
	4Q09	4Q08	Var.	2009	2008	Var.
Residential	455	426	6.9%	1,808	1,686	7.2%
Industrial	619	620	-0.1%	2,294	2,558	-10.3%
Commercial	277	255	8.7%	1,080	1,006	7.4%
Others	484	474	2.0%	2,000	1,949	2.6%
Total	1,835	1,775	3.4%	7,182	7,198	-0.2%

CPFL Santa Cruz
	4Q09	4Q08	Var.	2009	2008	Var.
Residential	71	68	4.2%	279	267	4.5%
Industrial	41	37	11.8%	157	148	5.8%
Commercial	36	34	4.1%	135	129	5.3%
Others	75	80	-6.4%	291	294	-1.1%
Total	222	218	1.6%	862	838	2.9%

CPFL Jaguari(1)
	4Q09	4Q08	Var.	2009	2008	Var.
Residential	17	16	6.1%	67	64	5.1%
Industrial	73	67	8.3%	268	273	-2.0%
Commercial	9	9	5.8%	35	33	6.5%
Others	9	30	-69.5%	44	119	-62.9%
Total	109	123	-11.4%	415	489	-15.3%

CPFL Mococa
	4Q09	4Q08	Var.	2009	2008	Var.
Residential	15	14	0.1%	58	57	2.8%
Industrial	15	14	6.8%	58	56	2.8%
Commercial	7	6	5.1%	25	24	4.3%
Others	13	15	-8.8%	53	57	-7.5%
Total	50	50	0.0%	194	194	-0.1%

CPFL Leste Paulista
	4Q09	4Q08	Var.	2009	2008	Var.
Residential	19	19	0.8%	77	75	2.4%
Industrial	18	18	-2.2%	68	66	2.2%
Commercial	9	9	4.9%	34	32	4.9%
Others	23	28	-18.0%	98	111	-12.4%
Total	69	74	-6.6%	277	286	-3.1%

CPFL Sul Paulista
	4Q09	4Q08	Var.	2009	2008	Var.
Residential	28	26	4.3%	107	103	4.7%
Industrial	34	34	-1.5%	135	141	-4.6%
Commercial	12	11	9.3%	46	42	8.5%
Others	22	23	-4.2%	87	90	-2.9%
Total	95	95	0.8%	375	376	-0.2%

Note: (1) Reduction in “Others” of CPFL Jaguari, due to the exclusion of the Cemirim Cooperative from the distributor’s market (Cemirim is now supplied by CPFL Paulista).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2010

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.